Exhibit 1

April 5, 2017

BY FACSIMILE AND ELECTRONIC MAIL

GKS Funding LLC

2550 N. Lakeview Avenue

Unit S2206

Chicago, IL 60614

Attention: Mo Garfinkle

Re:	Letter Agreement Waiving Cure Period Relating to Existing Default and Consenting to UCC Sale

Dear Mr. Garfinkle:

As you know, Agritech Worldwide, Inc. (the “Company”) is obligated to GKS Funding LLC (the “Agent”) pursuant to the terms of that certain Loan and Security Agreement, dated as of February 1, 2017 (as amended and in effect from time to time, the “Loan Agreement”), between the Company, the Lenders party thereto and the Agent. As of the date of this letter, the outstanding balance of the Company’s obligations under the Loan Agreement is approximately $1,011,800, plus accrued and accruing legal fees and expenses. Unless otherwise specified herein, capitalized terms used in this letter shall have the meanings ascribed to them in the Loan Agreement.

Over the past several months, the Company has experienced significant operating losses and has been unable to raise additional capital in order to pay the expenses necessary to continue to operate its business, as set forth on the budget prepared by the Company and attached hereto as Exhibit A (the “Budgeted Expenses”). For the same reason, the Borrower was unable to pay interest on the Loans on March 31, 2017 in accordance with Section 3.1(A) of the Loan Agreement (the “Existing Default”). On March 31, 2017, the Company received a notice of Existing Default from the Agent, a copy of which is attached hereto as Exhibit B. The Company acknowledges that the Existing Default has occurred and will become an Event of Default if not cured on or prior to April 15, 2017 pursuant to Section 11.1(A)(ii) of the Loan Agreement.

As a result, and after considering all options, the Board of Directors of the Company has determined that the Company will not have sufficient funds to cure the Existing Default on or before April 15, 2017. In addition, given the inability to raise additional capital to fund ongoing operations, the Company has also determined that it cannot continue to operate as a going concern. Thus, the Company has determined that it is in the best interests of all constituents and the Company to cooperate with the Agent and the Agent’s exercise of remedies. The Company and the Agent have agreed as follows:

1.	The Company hereby waives the cure period with respect to the Existing Default immediately upon execution of this letter. As a result and the Company agrees, immediately upon execution of this Agreement, the Existing Default shall become an Event of Default (with, for avoidance of doubt, no further right to cure or grace period), and the Agent shall have the right to exercise its remedies under the Loan Agreement and applicable law with respect to such Event of Default, including, without limitation, by scheduling and conducting a UCC sale of all of the Collateral on or about April 17, 2017 (the “UCC Sale”).

2.

Agent agrees to fund loans to the Company up to the date of the UCC Sale to permit the Company to pay the Budgeted Expenses as and when due and payable in accordance with Exhibit A hereto, pursuant to documentation in form and substance acceptable to the Agent and Company (the “New Loans”). The New Loans: (a) shall be secured by a first priority security interest in all of the real and personal assets, property, fixtures, rights and interests of the Company, whether now existing or owned and hereafter arising or acquired and wherever located; (b) shall have priority in payment over the Loans made by the Agent pursuant to the Loan Agreement; and (c) shall be repaid, before any other payments are made by the Company, out of the first cash proceeds of the Collateral received by the Company.

3.	The Company consents to, and shall fully cooperate with the Agent in connection with, the UCC Sale and the disposition of the Collateral in connection therewith, as well as the exercise by the Agent of any of its other right and remedies in connection therewith.

4.	To induce Agent to enter into this letter and to fund the loans hereunder, the Company represents and warrants to Agent that the Company has the right, power and capacity and is duly authorized and empowered to enter into, execute, deliver and perform this letter.

Sincerely,

AGRITECH WORLDWIDE, INC.

By:	/s/ Edward B. Smith
Name: Edward B. Smith
Title: Director

ACCEPTED AND AGREED:

GKS FUNDING LLC

By:	/s/ Mo Garfinkle
Name: Mo Garfinkle
Title: Manager

EXHIBIT A

Budgeted Expenses

	To 4/15	4/15 to 5/1

Total Cash In	101,322	17,016

Total Cash Out	125,506	94,526

Deficit	(24,184)	(77,510)

EXHIBIT B

Notice of Default

GKS FUNDING LLC

2550 N. Lakeview Avenue

Unit S2206

Chicago, Illinois 60614

March 31, 2017

VIA FACSIMILE AND EMAIL

Agritech Worldwide, Inc.

1011 Campus Drive

Mundelein, Illinois 60060

Attention: Jonathan Kahn

Re:   Notice of Default

Ladies and Gentlemen:

We refer to that certain Loan and Security Agreement, dated as of February 1, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), among Agritech Worldwide, Inc., a Nevada corporation (the “Borrower”), GKS Funding LLC (the “Agent”) and the Lenders from time to time party thereto. Unless otherwise specified herein, capitalized terms used in this letter shall have the meanings ascribed to them in the Loan Agreement.

This letter is to inform you that a certain Unmatured Event of Default under the Loan Agreement has occurred and is continuing due to the Borrower’s failure to pay interest on the Loans on March 31, 2017 in accordance with Section 3.1(A) of the Loan Agreement (the “Existing Default”), which Existing Default will become an Event of Default if not cured on or prior to April 15, 2017 pursuant to Section 11.1(A)(ii) of the Loan Agreement.

In accordance with the express terms of the Loan Agreement and in view of the existence of the Existing Default, the Agent and Lenders are under no obligation to make any Loans or other additional advances under the Loan Agreement, or to provide any other financial accommodations under the Loan Agreement. Further, this letter hereby notifies you that in the event the Existing Default is not cured on or prior to April 15, 2017, the Liabilities shall be immediately due and payable, without notice or demand by Agent or any Lender to the Borrower and Agent and Lenders may, at the election of Agent and the Required Lenders, exercise any of the remedies set forth in the Loan Agreement, the other Loan Documents, and as otherwise provided by applicable law.

In addition to the foregoing, we remind you that no temporary forbearance by Agent or Required Lenders (in each case, in their sole discretion) of any rights or remedies of Lenders, nor any delay or omission of Agent or Required Lenders (in each case, in their sole discretion) to exercise any right or remedy under the Loan Documents, nor the making of Loans or other advances under the Loan Agreement, or any other extension of credit or other financial accommodation from time to time by Agent or any Lender (in each case, in their sole discretion), notwithstanding the existence of an Event of Default or the inability of the Borrower to satisfy the conditions precedent to such Loans or other advances, nor anything in this letter or any other communication or in any ongoing discussions or negotiations which have or may take place between or among Agent or any Lender and the Borrower shall directly or indirectly (a) create any obligation to defer or forbear from any enforcement action, (b) create any obligation to make any further Loans, extensions of credit or financial accommodations, (c) constitute or be construed as a consent or waiver of any past, present or future Event of Default, Default or other violation of any provisions of any Loan Document or an acquiescence therein, (d) amend, modify or operate as a waiver of any provision of any Loan Document or any right, power, privilege or remedy of Lenders thereunder, or (e) constitute a course of dealing or other basis for altering any Liabilities of the Borrower or any other Person under any Loan Document or any other contract or instrument. Nothing contained in this letter shall confer on the Borrower or any other Person any right to other or further notice or cure periods with respect to any Event of Default.

Each of Agent and Lenders hereby expressly reserves all of its rights, powers, privileges and remedies under the Loan Agreement and the other Loan Documents and/or applicable law, including, without limitation, its right at any time, as applicable, and without further notice, (i) to cease making Loans, (ii) to terminate its commitments, (iii) to accelerate the Loans, (iv) to commence any legal or other action to collect any or all of the Liabilities from the Loan Parties (including, without limitation, to charge, collect or demand interest at the Default Rate) and/or any Collateral or any property pledged by any other person or entity as security for any or all of the Liabilities, (v) to foreclose or otherwise realize on any or all of the Collateral and/or appropriate, set-off or apply to the payment of any or all of the Liabilities, any or all of the Collateral and (vi) to take any other enforcement action or otherwise exercise any or all rights and remedies provided for by any Loan Document or applicable law. All such rights, powers, privileges and remedies are cumulative and without limitation of any other available rights, powers, privileges and remedies. No oral representations or course of dealing on the part of Agent or any Lender, or any of their respective officers, employees, attorneys or agents, and no failure or delay by any such Person with respect to the exercise of any right, power, privilege or remedy under any Loan Document or applicable law shall operate as a waiver thereof, and the single or partial exercise of any such right, power, privilege or remedy shall not preclude any later exercise of any other right, power, privilege or remedy.

This letter is made under, and shall be governed by, the laws of the State of Illinois, without regard to conflict of law principles. If you have any questions, please do not hesitate to contact us.

[Remainder of this Page Intentionally Left Blank.]

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Very Truly Yours,

GKS Funding LLC, as Agent

By:/s/ Mo Garfinkle

Name: Mo Garfinkle

Title: Manager

cc:	VIA FACSIMILE and EMAIL

Chrysler Building

405 Lexington Avenue

26th Floor, New York, New York 10174

Attention: Leslie Marlow

Facsimile No.: (212) 208-4657